Exhibit 99.1

Country Style Cooking Restaurant Chain Reports Second Quarter 2011 Financial Results

2Q11 Revenues up 39.4% YoY to RMB234.3 Million

2Q11 Net Loss was RMB14.5 Million

2Q11 Non-GAAP Adjusted Net Income was RMB7.6 Million

New restaurant opening target of FY11 raised to between 70 and 80

Chongqing, China, August 16, 2011—Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) (“Country Style Cooking” or the “Company”), a fast-growing quick service restaurant chain in China, today announced unaudited financial results for the second quarter of 2011.

Second Quarter 2011 Financial Highlights

•	Revenues in the second quarter of 2011 were RMB234.3 million ($36.3 million), an increase of 39.4% from RMB168.0 million in the same quarter of 2010.

•	Comparable restaurant sales increased by 6.3% from the same quarter of 2010. There were 88 restaurants in the comparison.

•	Restaurant level operating margin was 15.6%, a decrease of 170 basis points from a year ago.

•

Net Loss for the quarter was RMB14.5 million ($2.2 million), compared to Net Income of RMB12.5 million in the same quarter of 2010. The change from net income in the corresponding period in the prior year to net loss in the current period was primarily due to a one-time tax levy of RMB17.8 million. Non-GAAP adjusted net income, which excludes the one-time tax levy of RMB 17.8 million and share-based compensation expenses of RMB4.3 million, was RMB7.6 million ($1.2 million), decreased from RMB13.5 million in the same quarter of 2010.

•

Diluted loss per American depositary share (“ADS”) were RMB0.56 ($0.09). Non-GAAP adjusted diluted earnings per ADS, which excludes the one-time tax levy and share-based compensation expenses, was RMB0.29 ($0.04). Each ADS represents four ordinary shares of the Company.

Ms. Hong Li, chairman and chief executive officer of Country Style Cooking, commented, “We are pleased to be maintaining top-line growth for the second quarter 2011 and achieve increased same store sales growth from the previous quarter during this traditionally slow season. During the second quarter, our operating expenses increased as we sped up expansion and added a net of 19 new restaurants in Chongqing, Chengdu and Xi’an. Based on the success of executing our expansion plan during the first half of 2011, we are slightly raising the target range for new restaurant openings for the full year 2011 from between 65 and 75 openings to between 70 and 80.”

Ms. Hong Li continued, “In response to rising inflation, we embarked on a multi-tier pricing strategy toward the end of the second quarter, whereby we have increased average menu prices by between five to ten percent in approximately two-thirds of our restaurants.”

Mr. Roy Rong, chief financial officer of Country Style Cooking, added, “Our net income came in negative for the second quarter, mainly due to the one-time tax levy that we explained in detail in our June 20, 2011 press release. Our operating income was affected by the large number of new restaurants that we opened recently. However, we believe that our growth strategy, which has sacrificed some short-term profitability, is the right strategy for the Company in the long run.”

Second Quarter 2011 Financial Performance

Revenues in the second quarter 2011 increased 39.4% to RMB234.3 million ($36.3 million) from RMB168.0 million in the same period 2010. The revenue growth was driven mainly by an increase in the number of restaurants and corresponding growth in restaurant sales. During the quarter, the Company opened a net of 19 new restaurants, bringing the total restaurant count to 159 as of June 30, 2011, compared to the total restaurant count of 101 as of June 30, 2010.

Costs of food and paper increased 37.6% to RMB109.2 million ($16.9 million) in the second quarter of 2011 from RMB79.4 million in the same quarter of 2010, primarily as a result of restaurant expansion and increased food costs. As a percentage of revenues, cost of food and paper decreased to 46.6% in the second quarter of 2011 from 47.2% in the same quarter of 2010.

Restaurant wages and related expenses increased 48.5% to RMB40.2 million ($6.2 million) in the second quarter of 2011 from RMB27.1 million in the same quarter of 2010, mainly due to increased headcount and wage levels. As a percentage of revenues, restaurant wages and related expenses were 17.2% in the second quarter of 2011, compared to 16.1% in the same period in 2010.

Restaurant rent expenses increased 50.0% to RMB22.5 million ($3.5 million) in the second quarter of 2011 from RMB15.0 million in the same quarter of 2010. As with other expense categories, this primarily arose from expansion of our restaurant network. As a percentage of revenues, restaurant rental expenses increased to 9.6% in the second quarter of 2011 from 8.9% in the second quarter of 2010.

Restaurant utility expenses increased 41.9% to RMB14.8 million ($2.3 million) in the second quarter of 2011 from RMB10.4 million in the same quarter of 2010, mainly due to the increase in the number of restaurants. As a percentage of revenues, restaurant utility expenses increased slightly to 6.3% in the second quarter of 2011 from 6.2% in the second quarter of 2010.

Other restaurant operating expenses increased 55.6% to RMB11.1 million ($1.7 million) in the second quarter of 2011 from RMB7.1 million in the same quarter of 2010. As a percentage of revenues, other restaurant operating expenses increased to 4.7% in the second quarter of 2011 from 4.2% in the second quarter of 2010.

Restaurant-level operating margin was 15.6% in the quarter, a decrease of 170 basis points over the prior year period. The decrease was primarily driven by increased restaurant labor costs and rent expenses, and partially offset by leverage from food and paper cost.

Selling, general and administrative (SG&A) expenses increased 105.7% to RMB15.7 million ($2.4 million) in the second quarter of 2011, compared to RMB7.6 million in the same period of 2010, reflecting an increase in non-cash share-based compensation expenses, professional fees and administrative staff costs. Share-based compensation expenses included in SG&A amounted to RMB3.6 million ($0.6 million) in the second quarter of 2011, compared to RMB0.7 million in the second quarter of 2010. As a percentage of revenues, SG&A expenses increased to 6.7% in the second quarter 2011 from 4.5% in the same quarter of 2010.

Depreciation expense for the second quarter 2011 amounted to RMB8.7 million ($1.3 million), representing an increase of 80.6% as compared to RMB4.8 million in the same quarter of 2010, primarily because of the increase in total fixed assets as a result of restaurant network expansion. As a percentage of revenues, depreciation expense increased to 3.7% in the second quarter of 2011 from 2.9% in the same quarter of 2010.

Pre-opening expenses were RMB3.2 million ($0.5 million) in the second quarter of 2011. The pre-opening expenses in second quarter of 2010 were separated from other restaurant operating expenses for comparison purposes.

Impairment charges were RMB3.8 million ($0.6 million) in the second quarter of 2011, representing charges related to IT software used in our restaurant network and asset impairment charges in two underperforming restaurants.

Income from operations for the second quarter 2011 decreased 66.9% to RMB5.1 million ($0.8 million) from RMB15.5 million in the same period in 2010.

Operating margin in the second quarter of 2011 was 2.2%, compared to 9.2% in the same quarter of 2010.

Income tax expenses in the second quarter of 2011 amounted to RMB21.9 million ($3.4 million) primarily due to the one-time tax levy related to the withdrawal of previously granted preferential tax treatment.

Net loss was RMB14.5 million ($2.2 million), compared to Net Income of RMB12.5 million in the second quarter of 2010. Non-GAAP adjusted net income, which excludes the one-time tax levy and share-based compensation expenses, decreased to RMB7.6 million ($1.2 million) in the second quarter of 2011 from RMB13.5 million in the prior year’s second quarter.

Diluted net loss per ADS was RMB0.56 ($0.09) in the second quarter of 2011, compared to diluted net income per ADS of RMB0.60 in the second quarter of 2010. Non-GAAP adjusted diluted net income per ADS, which excludes the one-time tax expense and share-based compensation expenses, decreased to RMB0.29 ($0.04) in the second quarter of 2011 from RMB0.67 in the second quarter of 2010. The Company had approximately 25.9 million weighted average diluted ADSs outstanding during the quarter ended June 30, 2011.

As of June 30, 2011, the Company had cash and cash equivalents of RMB495.2 million ($76.6 million), compared to RMB612.6 million as of December 31, 2010. As of June 30, 2011, the Company also had short-term investment of RMB101.3 million ($15.7 million), of which RMB100 million ($15.5 million) was an investment product purchased from Hua Xia Bank, a bank headquartered in Beijing, China.

Net cash provided by operating activities was RMB47.2 million ($7.3 million) in the six months ended June 30, 2011, up 13.1% from RMB41.7 million in the six months ended June 30, 2010.

Outlook

For full year 2011, the Company now expects 70 – 80 new restaurant openings, up from 65 – 75.

For the third quarter of 2011, the Company currently estimates that its revenue will be between RMB281 million (US$43.5 million) and RMB291 million (US$45.0 million), representing a year-over-year growth of between approximately 34.3% and 39.1%.

Definitions

The following definitions apply to these terms are used throughout this release:

Comparable restaurants are defined as restaurants that were open throughout the periods under comparison. A restaurant is included in the comparison once it has been in operation for 12 full months before the start of the quarter.

Restaurant level operating margin represents total revenue less restaurant operating costs (including food and paper, restaurant wages and related expenses, restaurant rent expense, restaurant utilities expense and other restaurant operating expenses), expressed as a percent of total revenues.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars were made at the noon buying rate of RMB6.4635 to USD1.00 on June 30, 2011 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Conference Call

The Company will host a conference call at 8:30 pm, Eastern Standard Time on August 16, 2011, which is 8:30 am, Beijing Time on August 17, 2011, to discuss second quarter results and answer questions from investors. Listeners may access the call by dialing:

US:	+1-866-362-4831
International:	+1-617-597-5347
Hong Kong:	+###-##-####
China	+10-800-130-0399

Passcode:	42559889

A live and archived webcast of the conference call will be available at http://ir.csc100.com

About Country Style Cooking Restaurant Chain Co., Ltd.

Country Style Cooking Restaurant Chain Co., Ltd (NYSE: CCSC) (“Country Style Cooking”) is a fast-growing quick service restaurant chain in China, offering delicious, everyday Chinese food to customers who desire fast and affordable quality meals. Country Style Cooking directly operates all of its restaurants and is the largest quick service restaurant chain in Chongqing municipality, home to Sichuan cuisine, one of the best-known Chinese regional cuisines. Additional information about Country Style Cooking can be found at http://ir.csc100.com.

Contact:

Country Style Cooking Restaurant Chain Co., Ltd

Roy Rong

Chief Financial Officer

Phone: +86-23-8866-8866

Email: ir@csc100.com

ICR Inc.

Rob Koepp

Phone: +86-10-6583-7516 or +1-646-328-2520

E-mail: robert.koepp@icrinc.com

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company uses the following measures defined as non-GAAP measures by the SEC: Non-GAAP adjusted net income and Non-GAAP adjusted diluted earnings per ADS, each of which is adjusted from results based on GAAP to exclude share-based compensation expenses and one-time tax levy. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Supplementary Metrics—Reconciliations of GAAP to Non-GAAP Financial Measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its operating performance by excluding (a) share-based compensation expenses, which may not be indicative of its operating performance from a cash perspective, and (b) the one-time tax levy, which may not be indicative of its operating performance on an on-going basis. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. Management uses both GAAP and non-GAAP information in evaluating and operating the business internally and therefore deems it important to provide all of this information to investors. Management also believes that these non-GAAP financial measures facilitate comparisons to the Company’s historical performance. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. It also excludes the one-time tax levy that has a direct cash-flow impact on our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter 2011, the new restaurant opening plan for full year 2011 and quotations from management in this announcement, as well as Country Style Cooking’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties regarding our ability to open and profitably operate new restaurants and manage our growth effectively and efficiently; risks associated with changing consumer taste and discretionary spending; uncertainties regarding our ability to maintain and enhance the attractiveness of our restaurants and our brand and image; risks related to instances of food-borne illnesses, health epidemics and other outbreaks; uncertainties regarding our ability to respond to competitive pressures; and uncertainties associated with factors typically affecting the consumer food services industry in general. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. Country Style Cooking does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Country Style Cooking undertakes no duty to update such information, except as required under applicable law.

Condensed Consolidated Balance Sheets

(Amounts in thousands, except shares)

(Unaudited)

	As of December 31, 2010	As of June 30, 2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	612,583	495,233	76,620
Short term investment	734	101,308	15,674
Due from related parties	100	—	—
Inventories	24,951	30,645	4,741
Prepaid rent	6,569	8,144	1,260
Prepaid expenses and other current assets	16,155	13,458	2,082
Deferred income taxes-current	639	639	99

Total current assets	661,731	649,427	100,476
Property and equipment, net	188,699	237,246	36,706
Goodwill	6,286	6,286	973
Deferred income taxes—non current	3,067	3,067	475
Deposits for leases—non current	10,020	12,005	1,857

Total assets	869,803	908,031	140,487

Current liabilities:
Account payable	34,204	48,820	7,553
Deferred revenue	2,824	2,762	427
Due to related parties	560	60	9
Accrued Payroll	15,292	18,632	2,883
Income tax payable	6,526	15,322	2,371
Other liabilities	31,013	34,418	5,326

Total current liabilities	90,419	120,014	18,569
Deferred rent—non current	8,871	11,641	1,801
Prepaid subscription—non current	678	521	81
Advanced receipts from depositary bank—non current	3,743	3,524	545

Total liabilities	103,711	135,700	20,996

Equity:
Ordinary shares, $0.001 par value, 1,000,000,000 authorized, 103,080,000 and 103,660,839 issued and outstanding, respectively	736	740	114
Additional paid-in capital	682,577	692,614	107,158
Accumulated other comprehensive loss	(6,603)	(7,725)	(1,195)
Retained earning	89,382	86,702	13,414

Total equity	766,092	772,331	119,491

Total liabilities and equity	869,803	908,031	140,487

Condensed Consolidated Statements of Operations

(Amounts in thousands, except shares, per share and per ADS data)

(Unaudited)

	For the three months ended June 30,
	2010		2011
	RMB	%	RMB	%	US$

Revenue—restaurant sales	168,039	100.0	234,303	100.0	36,250

Costs and expenses:
Restaurant expenses:
Food and paper	79,390	47.2	109,216	46.6	16,897
Restaurant wages and related expenses[1]	27,083	16.1	40,225	17.2	6,223
Restaurant rent expense	15,002	8.9	22,505	9.6	3,482
Restaurant utilities expense	10,435	6.2	14,809	6.3	2,291
Other restaurant operating expenses	7,131	4.2	11,099	4.7	1,717
Selling, general and administrative expenses[1]	7,636	4.5	15,707	6.7	2,430
Depreciation	4,792	2.9	8,653	3.7	1,339
Pre-opening expense[2]	1,105	0.7	3,182	1.4	492
Impairment charges	—	—	3,781	1.6	585

Total operating expenses	152,574	90.7	229,177	97.8	35,456

Income from operations	15,465	9.3	5,126	2.2	794

Interest income	201	0.1	3,654	1.6	565
Foreign exchange gain/(loss)	28	—	(5,210)	(2.2)	(806)
Other income	133	0.1	3,886	1.7	601

Income before income taxes	15,827	9.5	7,456	3.3	1,154

Income tax expense	3,296	2.0	21,910	9.4	3,390

Net income/(loss)	12,531	7.5	(14,454)	(6.1)	(2,236)

Basic net income/(loss) per share[3]	0.16		(0.14)		(0.02)
Diluted net income/(loss) per share	0.15		(0.14)		(0.02)
Basic net income/(loss) per ADS	0.64		(0.56)		(0.09)
Diluted net income/(loss) per ADS	0.60		(0.56)		(0.09)
Basic weighted average ordinary shares outstanding	56,000,000		103,571,263		103,571,263

Diluted weighted average ordinary shares outstanding	56,818,515		103,571,263		103,571,263

[1]	Includes share-based compensation expenses of RMB1.0 million and RMB4.3 million ($0.7 million) for the three months ended June 30, 2010, and the three months ended June 30, 2011, respectively.
[2]	Pre-opening expenses are expenses incurred prior to restaurant opening. These expenses were originally shown in other restaurant operating expenses prior to the third quarter of 2010.
[3]

In the quarter ended on June 30, 2010, since Series A convertible preferred shares are participating securities, the Company used the two-class method of computing earnings per share. A diluted earnings per share is computed using the more dilutive of the two-class method or the if-converted method.

Condensed Consolidated Cash Flow Statements

(Amounts in thousands)

(Unaudited)

	For the six months ended June 30,
	2010	2011
	RMB	RMB	US$
Operating activities:
Net income/(loss)	27,718	(2,680)	(415)
Adjustments to reconcile net income to net cash provided from operating activities:
Loss on disposals of property and equipment	96	353	55
Impairment charges	—	4,776	739
Depreciation	8,873	16,317	2,524
Gain on forward contracts	—	(574)	(89)
Share based compensation	1,680	6,979	1,080
Changes in operating assets and liabilities:
Due from related parties	8,907	100	15
Inventories	(3,625)	(5,694)	(881)
Prepaid rent	(1,830)	(1,575)	(244)
Prepaid expense and other current assets	(3,684)	2,697	417
Deposits for leases	(1,067)	(1,985)	(307)
Accounts payable	(2,467)	14,616	2,261
Deferred revenue	1,020	(62)	(10)
Due to related parties	204	(500)	(77)
Accrued payroll	5,798	3,340	517
Income taxes payable	(2,665)	8,796	1,361
Deferred rent	2,329	2,770	429
Other current liabilities	410	(498)	(76)

Net cash provided by operating activities	41,697	47,176	7,299

Investing activities:
Restaurant and office space capital expenditures	(55,396)	(64,756)	(10,019)
Proceeds from disposal	24	654	101
Purchase of short term investment	—	(100,000)	(15,471)

Net cash used in investing activities	(55,372)	(164,102)	(25,389)

Financing activities:
Dividend paid to Series A convertible preferred shares	(3,946)	—	—
Proceeds from exercise (early exercise) of employee stock options	2,887	1,734	268
Offering expenses	—	(838)	(130)

Net cash provided by/(used in) financing activities:	(1,059)	896	138

Effect of exchange rate	(36)	(1,320)	(204)

Net decrease in cash and cash equivalents	(14,770)	(117,350)	(18,156)
Cash and cash equivalents, beginning of period	70,695	612,583	94,776

Cash and cash equivalents, end of period	55,925	495,233	76,620

Supplementary Metrics—Reconciliations of GAAP to Non-GAAP Financial Measures

(Amounts in thousands, except ADSs and per ADS data)

(Unaudited)

	For the three months ended June 30,
	2010	2011
	RMB	RMB	US$

GAAP net income/(loss)	12,531	(14,454)	(2,236)
Share-based compensation expenses:
Restaurant wages and related expenses	256	671	104
Selling, general and administrative expenses	713	3,625	561
One-time tax levy	—	17,769	2,749

Non-GAAP net income	13,500	7,611	1,178

Diluted net income/(loss) per ADS	0.60	(0.56)	(0.09)
Non-GAAP diluted earnings per ADS	0.67	0.29	0.04
Diluted weighted average ADSs outstanding[1]	14,204,629	26,389,565	26,389,565

[1]

Non-GAAP adjusted diluted weighted average ADSs outstanding during the quarter ended June 30, 2011 includes the weighted average ADSs of options amounted to 496,749, They were not included in the calculation of GAAP earnings per ADSs as their effective would be anti-dilutive.